Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), March 14, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the sixth tranche of the common share buyback program announced on March 3, 2022 (“Sixth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
04/03/2022	21,921	183.1327	4,014,451.35	13,970	198.0886	2,767,297.74	2,532,068.57	35,891	182.4000	6,546,519.92
07/03/2022	10,641	175.4947	1,867,439.20	17,345	183.0971	3,175,819.20	2,914,932.72	27,986	170.8844	4,782,371.92
08/03/2022	13,450	169.1250	2,274,731.00	10,272	184.1247	1,891,328.92	1,736,438.60	23,722	169.0907	4,011,169.60
09/03/2022	4,135	173.0712	715,649.25	—	—	—	—	4,135	173.0712	715,649.25
10/03/2022	12,564	176.0882	2,212,371.75	8,213	192.2460	1,578,916.40	1,424,500.54	20,777	175.0432	3,636,872.29
11/03/2022	10,402	174.8011	1,818,281.10	—	—	—	—	10,402	174.8011	1,818,281.10
Total	73,113	176.4792	12,902,923.65	49,800	189.0233	9,413,362.26	8,607,940.43	122,913	175.0089	21,510,864.08

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Sixth Tranche of the buyback program dated March 3, 2022 till March 11, 2022, the total invested consideration has been:
•Euro 12,902,923.65 for No. 73,113 common shares purchased on the EXM
•USD 9,413,362.26 (Euro 8,607,940.43*) for No. 49,800 common shares purchased on the NYSE.

As of March 11, 2022, the Company held in treasury No. 10,616,726 common shares equal to 4.13% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until March 11, 2022, the Company has purchased a total of 5,431,400 own common shares on EXM and NYSE for a total consideration of Euro 824,931,430.62.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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